UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 September 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill ≠ , R P Menell, D N Murray,
D M J Ncube, G M Wilson
† British, ≠ Canadian, # Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel          +27 11 562 9775
Mobile      +27 82 971 9238
email       Willie.Jacobsz@
              goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile      +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
SOUTH DEEP STRIKE SETTLED
Johannesburg, 9 September 2013: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that striking workers of the National Union of Mineworkers (NUM)
returned to work at its South Deep mine on Friday after receiving a two-year salary offer from the Chamber of Mines.
The settlement will also be extended to UASA, the only other trade union present at South Deep. In terms of the agreement:
·   Category 4 and 5 employees, and rock drill operators will
     receive increases of 8% and other employees 7.5%, effective
     1 July 2013.
·   In the second year of the two-year deal employees will
    receive further CPI-linked increases effective 1 July 2014.
·   The current monthly living out allowance of R1,640 will
     increase to R2,000 in two R180 steps, on 1 September 2013
     and 2014.
The net effect of the increases will be to raise guaranteed basic pay among South Deep employees in the above categories by an
average 7.8%. “We are pleased that the strike was resolved speedily and that it was conducted peacefully. We believe a two-year
agreement will promote certainty and stability,” said Kgabo Moabelo,
Gold Fields’ Managing Executive, South Africa.
Enquiries
Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields has total managed gold-equivalent Mineral
Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the
New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In August 2013,
Gold Fields acquired Barrick Gold's Granny Smith, Lawlers and Darlot Gold Mines in Western Australia, a transaction that is expected to be completed in September 2013.

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 9 September 2013
By:              s/ Nicholas J. Holland
Name:         Nicholas J. Holland
Title:            Chief Executive Officer